

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-Mail
Frederick M. Pevow
President and Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

> **Re: Gateway Energy Corporation**
> **Amendment No. 2 to Schedule 13E-3 filed November 19, 2013**
> **File No. 5-36479**
> **Amended Schedule 14C filed November 19, 2013**
> **File No. 0-06404**

Dear Mr. Pevow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment one in our letter dated November 7, 2013; however, we reissue our comment. Please revise to include all of the information required by Schedule 13E-3 for Gateway Acquisition and Gateway Energy Holdings LLC. In this regard, please revise to include the following information for each of Gateway Acquisition and Gateway Energy Holdings LLC:

   - The fairness determination of each of Gateway Acquisition and Gateway Energy Holdings LLC in the summary and in the special factors section;

- A discussion of the factors upon which the fairness determination of Gateway Acquisition and Gateway Energy Holdings LLC is based;

- A discussion of the purposes, alternatives, reasons, and effects for each of Gateway Acquisition and Gateway Energy Holdings LLC; and

- A discussion of any interests or benefits to be received by Gateway Acquisition and Gateway Energy Holdings LLC.

Schedule 14C

General

2. We note your response to comment three in our letter dated November 7, 2013; however, we reissue our comment. With a view towards revised disclosure, please address the following:

- Please identify the persons who are relying on the exemption in Rule 14a-2(b)(2) for the shareholder consents representing 56.25% of the outstanding shares which have already been obtained;

- Please advise as to why given their position or relationship with the issuer, the solicitation was not made "on behalf of the registrant." In this regard, we note that the shareholder consents included a majority of the board of directors and Mr. Pevow, the Chairman, President and CEO.

- We note that in your response you state that Mr. Pevow obtained consents from Mr. Henry Crosswell, Mr. O'Shea and Mr. Rule and that Mr. Raasch obtained the consent of Mr. Gundelfinger. Please identify who solicited or obtained the consents from the remaining consenting shareholders.

- Please revise the background section to identify the persons who are relying on the exemption in Rule 14a-2(b)(2) and describe when the consents were received and from which shareholders.

       Please direct any questions to me at (202) 551-3411.

                            Sincerely,

                            /s/ Peggy Kim

                            Peggy Kim
                            Special Counsel
                            Office of Mergers & Acquisitions

cc: Corey Brown, Esq.
        Porter Hedges LLP